UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of August, 2005.

                        Commission File Number: 0-30920


                           BARADERO RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           BARADERO RESOURCES LIMITED
                                           -------------------------------------

Date:  AUGUST 15, 2005                     /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO

================================================================================


                           BARADERO RESOURCES LIMITED

                        CONSOLIDATED FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003


================================================================================

                                                                       D&H
                                                                      GROUP
                                                                    CHARTERED
                                                                   ACCOUNTANTS






AUDITORS' REPORT

To the Directors of
Baradero Resources Limited

We have audited the consolidated balance sheets of Baradero Resources Limited as at May 31, 2005, 2004 and 2003 and the consolidated statements of operations and deficit and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2005, 2004 and 2003 and the results of its operations and cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

On July 29, 2005 we reported separately to the shareholders of Baradero Resources Limited on consolidated financial statements as at May 31, 2005 and 2004 and for the years ended May 31, 2005, 2004 and 2003 audited in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) which include a reconciliation to United States generally accepted accounting principles.

                                               /s/ D&H GROUP LLP

Vancouver, B.C.

July 29, 2005                                 CHARTERED ACCOUNTANTS


                                D & H Group LLP
        a British Columbia Limited Liability Partnership of Corporations
     A Member of BHD Association with affiliated offices across Canada and
                                Internationally
    10th Floor, 1333 West Broadway, Vancouver, B.C. V6H 4C1 * www.dhgroup.ca
                         F 604-731-9923 T 604-731-5881

                           BARADERO RESOURCES LIMITED
                           CONSOLIDATED BALANCE SHEETS
                                  AS AT MAY 31

                                                                     2005              2004               2003
                                                                      $                 $                  $
                                   A S S E T S

CURRENT ASSETS

Cash                                                                    32,417           100,921             36,207
Amounts receivable and prepaids                                         26,149            10,303              7,912
Amounts receivable of discontinued operation                               -                 -                2,557
                                                                 --------------    --------------     --------------
                                                                        58,566           111,224             46,676
ADVANCE TO CENTRASIA (Note 1)                                           25,000               -                  -

OTHER ASSETS (Note 4)                                                    2,628            26,489             15,764

OIL AND GAS PROPERTIES OF
    DISCONTINUED OPERATION (Note 3)                                        -                 -               73,093
                                                                 --------------    --------------     --------------
                                                                        86,194           137,713            135,533
                                                                 ==============    ==============     ==============

                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities (Note 6)                       21,675            15,089              5,392
Accounts payable and accrued liabilities
    of discontinued operation                                              -                 -              214,675
Current portion of advances                                             16,355               -                  -
                                                                 --------------    --------------     --------------
                                                                        38,030            15,089            220,067
ADVANCES (Note 6(c))                                                       -             127,548             99,548

SHARE SUBSCRIPTIONS RECEIVED (Note 5(b))                                70,000               -                  -
                                                                 --------------    --------------     --------------
                                                                       108,030           142,637            319,615
                                                                 --------------    --------------     --------------

        S H A R E H O L D E R S '  E Q U I T Y  ( D E F I C I E N C Y )

SHARE CAPITAL (Note 5)                                               1,825,453         1,751,878          1,751,878

CONTRIBUTED SURPLUS                                                     18,255               -                  -

DEFICIT                                                             (1,865,544)       (1,756,802)        (1,935,960)
                                                                 --------------    --------------     --------------
                                                                       (21,836)           (4,924)          (184,082)
                                                                 --------------    --------------     --------------
                                                                        86,194           137,713            135,533
                                                                 ==============    ==============     ==============

NATURE OF OPERATIONS (Note 1)

SUBSEQUENT EVENTS (Note 10)

APPROVED BY THE DIRECTORS

/s/ NICK DEMARE               , Director
- ----------------------------

/s/ HARVEY LIM                , Director
- ----------------------------


        The accompanying notes are an integral part of these consolidated financial statements.

                           BARADERO RESOURCES LIMITED
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                           FOR THE YEARS ENDED MAY 31

                                                                     2005              2004               2003
                                                                      $                 $                  $

EXPENSES

General and administration                                             128,638            79,849             99,139
Stock-based compensation                                                30,180               -                    -
                                                                 --------------    --------------     --------------
LOSS BEFORE OTHER ITEMS                                               (158,818)          (79,849)           (99,139)
                                                                 --------------    --------------     --------------
OTHER ITEMS

Interest and other income                                               19,135             4,099             11,590
Gain on sale of other assets                                            35,153               -                  -
Recoveries (write-off) of other assets (Note 6(d))                         -              24,162            (33,926)
Impairment of amounts receivable and bridge loan                           -                 -             (169,322)
Unrealized foreign exchange loss                                        (4,212)              -              (15,790)
                                                                 --------------    --------------     --------------
                                                                        50,076            28,261           (207,448)
                                                                 --------------    --------------     --------------
LOSS FROM CONTINUING OPERATIONS                                       (108,742)          (51,588)          (306,587)

DISCONTINUED OPERATION (Note 3)                                            -             230,746           (765,894)
                                                                 --------------    --------------     --------------
INCOME (LOSS) FOR THE YEAR                                            (108,742)          179,158         (1,072,481)

DEFICIT - BEGINNING OF YEAR                                         (1,756,802)       (1,935,960)          (863,479)
                                                                 --------------    --------------     --------------
DEFICIT - END OF YEAR                                               (1,865,544)       (1,756,802)        (1,935,960)
                                                                 ==============    ==============     ==============

BASIC AND DILUTED LOSS PER SHARE
    FROM CONTINUING OPERATIONS                                          $(0.06)           $(0.03)            $(0.16)
                                                                 ==============    ==============     ==============
BASIC AND DILUTED EARNINGS (LOSS) PER
    SHARE FROM DISCONTINUED OPERATION                                      -               $0.12             $(0.40)
                                                                 ==============    ==============     ==============
BASIC AND DILUTED
    EARNINGS (LOSS) PER SHARE                                           $(0.06)            $0.09             $(0.56)
                                                                 ==============    ==============     ==============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                                        1,931,044         1,911,521          1,910,919
                                                                 ==============    ==============     ==============



        The accompanying notes are an integral part of these consolidated financial statements.

                           BARADERO RESOURCES LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           FOR THE YEARS ENDED MAY 31

                                                                     2005              2004               2003
                                                                      $                 $                  $
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the year from continuing operations                          (108,742)          (51,588)          (306,587)
Adjustments for items not involving cash
    Accrued interest                                                       603               -                  -
    Impairment of amounts receivable and bridge loan                         -               -              169,322
    Unrealized foreign exchange loss                                         -               -               13,257
    Write-off (recoveries) of other assets                                   -           (11,250)            33,926
    Stock-based compensation                                            30,180               -                  -
    Gain on sale of other assets                                       (35,153)           (3,785)               -
    Other                                                                  -                 -               13,527
                                                                 --------------    --------------     --------------
                                                                      (113,112)          (66,623)           (76,555)
Increase in amounts receivable and prepaids                            (15,846)           (2,391)           (12,846)
Decrease in accounts payable and accrued liabilities                     6,586           214,467              5,892
                                                                 --------------    --------------     --------------
                                                                      (122,372)          145,453            (83,509)
Cash provided from (used for) operating activities
    of discontinued operation                                              -              70,163             17,194
Net change in non-cash working capital items of
    discontinued operation                                                 -            (212,118)           (43,606)
                                                                 --------------    --------------     --------------
                                                                      (122,372)            3,498           (109,921)
                                                                 --------------    --------------     --------------
INVESTING ACTIVITIES

Advance to Centrasia                                                   (25,000)              -                  -
Proceeds from sale of other assets                                      59,014             4,310                -
Other assets                                                               -                 -               20,756
                                                                 --------------    --------------     --------------
                                                                        34,014             4,310             20,756
Net change in investing activities of discontinued operation               -              28,906            (32,819)
                                                                 --------------    --------------     --------------
                                                                        34,014            33,216            (12,063)
                                                                 --------------    --------------     --------------
FINANCING ACTIVITIES

Issuance of common shares                                               14,250               -               11,000
Share subscriptions received                                            70,000               -                  -
Repayment of advances                                                 (188,548)          (99,548)               -
Advances received                                                      124,152           127,548              9,548
Deferred acquisition costs                                                 -                 -              (12,675)
                                                                 --------------    --------------     --------------
                                                                        19,854            28,000              7,873
                                                                 --------------    --------------     --------------
INCREASE (DECREASE) IN CASH FOR THE YEAR                               (68,504)           64,714           (114,111)

CASH - BEGINNING OF YEAR                                               100,921            36,207            150,318
                                                                 --------------    --------------     --------------
CASH - END OF YEAR                                                      32,417           100,921             36,207
                                                                 ==============    ==============     ==============

SUPPLEMENTARY CASH FLOW INFORMATION (Note 9)

        The accompanying notes are an integral part of these consolidated financial statements.

                           BARADERO RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003


1.       NATURE OF OPERATIONS

         Baradero Resources Limited (the "Company") was previously involved in the acquisition, exploration, development and production of crude oil and natural gas reserves. In March 2004, the Company sold its remaining interests in oil and gas properties. The Company subsequently participated in the drilling of an unsuccessful well in Alberta, Canada. On May 31, 2004, the Company formally abandoned its oil and gas subsidiary and no longer holds any oil and gas interests. Results of the discontinued oil and gas business operation is presented in Note 3. During the 2005 fiscal year the Company focused its efforts on identifying and assessing new business opportunities in the resource industry.

         On March 17, 2005, the Company entered into a letter agreement (the "Letter Agreement") with Centrasia Mining Corp. ("Centrasia") and its shareholders (the "Centrasia Shareholders"), pursuant to which the Company has agreed to purchase all of the issued and outstanding common shares of Centrasia in exchange for common shares of the Company on a one-for-one basis (the "Acquisition"). Centrasia's share capital comprises 3,700,100 common shares issued and outstanding. The terms of the Letter Agreement were finalized by a share purchase agreement (the "Formal Agreement") dated July 25, 2005.

         Centrasia is a private British Columbia company. Centrasia's principal asset is an agreement (the "Marsa Option") to acquire all of the issued and outstanding share capital of Bulakashu Mining Company Ltd. ("BMC"), a Kyrgyz limited liability company, from Marsa Gold Corp. ("Marsa"), also a privately owned Kyrgyz company. The sole asset of BMC is a license permitting the exploration of the Bulakashu Gold Property, located in the north central area of the Kyrgyz Republic. In order to exercise the Marsa Option in full Centrasia must make cash payments totalling US$120,000 (US$40,000 paid) and issue 1,025,000 common shares to Marsa, as well as provide advances to BMC or incur exploration expenditures on the Bulakashu Gold Property of $200,000 and US$2,200,000 (US$110,000 advanced)(collectively the "Commitments"), on or before December 31, 2008. The Marsa Option provides for staged conversions of Centrasia's loans and advances to BMC into common shares of BMC at the end of each calendar year, beginning December 31, 2005. In the event Centrasia fails to meet any of its commitments or commits a material breach of the Marsa Option, Marsa has the right to require Centrasia to return any shares of BMC received and forgive the Commitments. The Company has agreed to assume the share obligations of Centrasia under the Marsa Option upon completion of the Acquisition.

         The Company has also agreed to purchase an aggregate of $400,000 principal of indebtedness and the accrued interest on the indebtedness owed by Centrasia to its creditors (collectively the "Centrasia Indebtedness"), in which the Company will issue 1,900,000 units (the "Baradero Units") to holders of $380,000 of principal, 100,000 common shares to holders of $20,000 of principal and repay the accrued interest in cash. Each Baradero Unit will consist of one common share of the Company and one warrant. Each warrant will entitle the holder to purchase an additional common share at a price of $0.40 per share for a period of two years from the date of issuance. The Company's requirement to complete the purchase of the Centrasia Indebtedness will be subject to the concurrent completion of the Acquisition.

         The Company has advanced $25,000 to Centrasia. Centrasia has issued a promissory note to the Company. In the event the Acquisition is not completed, the advance will bear interest at the rate of 10% per annum, commencing from the date of termination of the Formal Agreement.

         The Company has agreed to issue 233,338 common shares as a finder's fee in connection with the Acquisition.

         The Company intends to grant, effective on completion of the Acquisition, stock options to purchase 2,335,000 common shares of the Company for a term of five years at an exercise price of $0.20 per share.

                           BARADERO RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003


1.       NATURE OF OPERATIONS (continued)

         Completion of the Acquisition is subject to the Company completing a financing to raise $875,000 in equity, preparation of a geologic report on the Bulakashu Gold Property, formal documentation and shareholder and regulatory approvals. The completion of the Acquisition and issuance of Company shares on purchase of the Centrasia Indebtedness will result in the shareholders of Centrasia holding the majority of the combined Company's issued and outstanding common shares. Accordingly, the Acquisition will be treated as a reverse takeover and the financial statements will be treated for accounting purposes as a reverse takeover and the financial statements will represent a continuation of the legal subsidiary, Centrasia, not the Company, the legal parent.

         See also Notes 5(b) and 10(b).

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in the consolidated financial statements should the Company be unable to continue as a going concern. The ability of the Company to settle its liabilities as they come due and to fund ongoing operations is dependent upon the ability of the Company to obtain additional funding from equity financing. Failure to continue as a going concern would require restatement of assets and liabilities on a liquidation basis, which could differ materially from the going concern basis.

2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These consolidated financial statements have been prepared in accordance with Canadian GAAP which necessarily involves the use of estimates. The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

         The consolidated financial statements includes the accounts of the Company and the activities of its wholly- owned subsidiary, California Exploration Inc. ("CalEx"), to May 31, 2004. Effective May 31, 2004, the Board of Directors of the Company determined to abandon CalEx, resulting in a gain of $204,770 for liabilities of CalEx previously recognized by the Company. The Company no longer accounts for the activities of CalEx.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the period. Actual results may differ from those estimates.

         CASH EQUIVALENTS

         Cash includes cash and short-term deposits maturing within 90 days of the original date of acquisition.

                           BARADERO RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         OIL AND GAS PROPERTIES

         CAPITALIZED COSTS

         The Company follows the full cost method of accounting for oil and gas operations. Under this method all costs related to the exploration for and development of oil and gas reserves are capitalized on a country-by-country basis. Costs include lease acquisition costs, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

         DEPLETION AND DEPRECIATION

         Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated proven oil and gas reserves. The costs of significant unevaluated properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of oil and gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

         CEILING TEST

         In applying the full cost method, the Company performs a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of future income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net cash flow from the production of proven reserves. Net cash flow is estimated using year end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged against earnings.

         JOINT OPERATIONS

         Substantially all of the Company's oil and gas exploration activities were conducted jointly with others and, accordingly, these consolidated financial statements reflect the Company's proportionate interest in such activities.

         LONG-TERM INVESTMENTS

         Long-term investments are accounted for using the cost method.

         REVENUE RECOGNITION

         The Company recognizes oil and gas revenues from its interests in producing wells as oil and gas is produced and sold from these wells.

         INCOME TAXES

         Income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

                           BARADERO RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         EARNINGS (LOSS) PER SHARE

         Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

         CONCENTRATION OF CREDIT RISK

         Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash. The Company periodically evaluates the credit worthiness of financial institutions, and maintains cash accounts only in large high quality financial institutions.

         COMPARATIVE FIGURES

         Certain of the 2004 and 2003 fiscal year figures have been reclassified to conform with the presentation used in the 2005 fiscal year.

3.       DISCONTINUED OPERATION

         On May 31, 2004, the Company formally abandoned its oil and gas subsidiary and no longer holds any gas and oil interests. Results of this business have been classified as results of discontinued operation.

         The following table provides additional information with respect to amounts included in the results of discontinued operation:

                                                                       2005           2004            2003
                                                                        $               $              $

         Revenue
             Oil and gas sales                                              -            98,904         22,064
         Expenses
             Production                                                     -           (28,741)        (4,870)
             Depreciation, depletion and impairment                         -           (44,187)      (580,101)
                                                                    ------------   -------------   ------------
         Income (loss) from discontinued operation
             before the following                                           -            25,976       (562,907)

         Write-off of other assets                                          -               -         (139,189)
         Write-off of capital assets                                        -               -          (63,798)
         Gain on abandonment (Note 2)                                       -           204,770            -
                                                                    ------------   -------------   ------------
         Income (loss) from discontinued operation                          -           230,746       (765,894)
                                                                    ============   =============   ============

                           BARADERO RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003


3.       DISCONTINUED OPERATION (continued)

         The following table provides additional information with respect to oil and gas properties classified as discontinued operation:

                                                                       2005           2004            2003
                                                                        $               $              $
         Evaluated property                                                 -               -           78,686
         Accumulated, depreciation, depletion and impairment                -               -           (5,593)
                                                                    ------------   -------------   ------------
                                                                            -               -           73,093
                                                                    ============   =============   ============

         During the 2004 fiscal year the Company sold its 3% interest in oil and gas leases ( the "West Ranch Field') located in Jackson County, Texas, USA, for $89,814, which was the net carrying cost at the time of disposition.

         The following table provides additional information with respect to amounts included in the statement of cash flows provided from (used for) assets classified as discontinued operations:

                                                                       2005           2004            2003
                                                                        $               $              $
         Income (loss) from discontinued operation                          -           230,746       (765,894)
         Items not affecting cash
             Depreciation, depletion and impairment                         -            44,187        580,101
             Write-off of other assets                                      -               -          139,189
             Write-off of capital assets                                    -               -           63,798
             Gain on abandonment                                            -          (204,770)           -
                                                                    ------------   -------------   ------------
         Cash flows from (used for) operating activities of
             discontinued operation                                         -            70,163         17,194
                                                                    ============   =============   ============

         Components of change in non-cash working capital balances related to discontinued operation:

                                                                       2005           2004            2003
                                                                        $               $              $
         Accounts receivable and prepaid                                    -             2,557          8,883
         Accounts payable and accrued liabilities                           -          (214,675)       (52,489)
                                                                    ------------   -------------   ------------
                                                                            -          (212,218)       (43,606)
                                                                    ============   =============   ============

4.       OTHER ASSETS

                                          2005                         2004                         2003
                               --------------------------   --------------------------   --------------------------
                                NUMBER OF       AMOUNT       NUMBER OF       AMOUNT       NUMBER OF        AMOUNT
                                  SHARES           $           SHARES           $           SHARES            $
         Secure One Inc. (a)       100,000         2,648        580,000       15,239        600,000          15,764
         Halo Resources Ltd. (b)        -             -          15,000       11,250              -               -
                                               ---------                  ----------                      ---------
                                                   2,648                      26,489                         15,764
                                               =========                  ==========                      =========

                           BARADERO RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003


4.       OTHER ASSETS (continued)

         (a) During the 2005 fiscal year the Company sold 480,000 common shares (2004 - 20,000; 2003 - nil) of Secure One Inc. ("Secure"), for net proceeds of $40,867 (2004 - $4,310; 2003 -
                  $nil),  realizing  a gain of  $28,256  (2004 - $3,785;  2003 -
                  $nil). The quoted market value of the remaining 100,000 common shares of Secure at May 31, 2005, was $9,000.

         (b) During the 2004 fiscal year the Company received 15,000 common shares of Halo Resources Ltd. ("Halo"), a public company with common officers and directors, as part of its recovery of accounts receivable, as described in Note 6(d). During the 2005 fiscal year the Company sold the Halo shares for net proceeds of $18,147, realizing a gain of $6,897.

5.       SHARE CAPITAL

         Authorized - unlimited common shares without par value

         Issued:                                 2005                       2004                      2003
                                       ------------------------   ------------------------  ------------------------
                                         NUMBER        AMOUNT       NUMBER       AMOUNT       NUMBER       AMOUNT
                                        OF SHARES        $        OF SHARES         $        OF SHARES        $

         Balance, beginning of year      1,911,523    1,751,878    1,911,523     1,751,878    1,897,771    1,740,878
                                       -----------   ----------   ----------   -----------  -----------  -----------
         Issued during the year
         For cash
             Exercise of options            75,000       14,250          -             -            -            -
             Exercise of warrants              -            -            -             -         13,750       11,000
         Reallocation from contributed
         surplus on exercise of options        -         11,925          -             -            -            -
         Repayment of loan (Note 6(c))         -         47,400          -             -            -            -
                                       -----------   ----------   ----------   -----------  -----------  -----------
                                            75,000       73,575          -             -         13,750       11,000
                                       -----------   ----------   ----------   -----------  -----------  -----------
         Balance, end of year            1,986,523    1,825,453    1,911,523     1,751,878    1,911,521    1,751,878
                                       ===========   ==========   ==========   ===========  ===========  ===========

         (a) On June 3, 2004, the Company completed a consolidation of its share capital on a 1 new for 4 old basis. All share balances have been adjusted accordingly.

         (b) The Company has agreed to conduct a non-brokered private placement of 4,375,000 units at $0.20 per unit for $875,000 cash. Each unit will consist of one common share and one warrant. Each warrant will entitle the holder to purchase an additional common shares at a price of $0.40 per share for a period of two years. As at May 31, 2005, the Company has received $70,000 on account of the private placement. A further $30,000 was received after May 31, 2005.

                           BARADERO RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003


5.       SHARE CAPITAL (continued)

         (c) A summary of the Company's options at May 31, 2005, 2004 and 2003 and the changes for the years ending on those dates is presented below:

                                                     2005                     2004                    2003
                                            ----------------------   ---------------------   ----------------------
                                                         WEIGHTED                 WEIGHTED                 WEIGHTED
                                                         AVERAGE                 AVERAGE                  AVERAGE
                                              NUMBER     EXERCISE      NUMBER     EXERCISE     NUMBER      EXERCISE
                                            OF OPTIONS     PRICE     OF OPTIONS    PRICE     OF OPTIONS     PRICE
                                                             $                       $                        $

                  Balance, beginning of year        -        -          158,750     1.68         271,250     1.96
                  Granted                       190,000    0.19             -        -               -        -
                  Exercised                     (75,000)   0.19             -        -               -        -
                  Expired / cancelled               -                  (158,750)    1.68        (112,500)    2.40
                                            -----------              ----------              -----------
                  Balance, end of year          115,000    0.19             -        -           158,750     1.68
                                            ===========              ==========              ===========

                  The following table summarizes information about the stock options outstanding and exercisable at May 31, 2005:

                  EXERCISE            OPTIONS
                   PRICE            OUTSTANDING           EXPIRY DATE
                     $

                    0.19              115,000             November 26, 2007
                                      =======

                  The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the 2005 fiscal year:

                                                                2005

                          Risk-free interest rate               2.91%
                          Estimated volatility                 122.98%
                          Expected life                       1.5 year
                          Expected dividend yield                0%

                  No options were granted during the 2004 and 2003 fiscal years.

                  The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the year to the Company's directors and consultants was $0.16 per share. The Company charged $30,180 stock-based compensation to operations.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                  See also Note 10(a).

                           BARADERO RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003

5.       SHARE CAPITAL (continued)

         (d) As at May 31, 2005, 290,439 shares are held in escrow and are being released at six months intervals over a period ending September 27, 2007.

         (e) See also Note 1.


6.       RELATED PARTY TRANSACTIONS

         (a) During the 2005 fiscal year the Company was charged a total of $69,325 (2004 - $38,800; 2003 - $43,914) for accounting, administration, management and consulting services provided by the former President of the Company and by a company controlled by the current President of the Company. As at May 31, 2005, $2,654 (2004 - $2,235; 2003 - $nil) remained unpaid and is included in accounts payable and accrued liabilities.

         (b) The Company has received ongoing advances from a private corporation owned by the current President of the Company. Commencing December 31, 2004, the Company agreed to pay interest on the advances at an annual interest rate of Bank Montreal prime rate less 1%. Prior to December 1, 2004, no interest was charged on the advances. During the 2005 fiscal year the Company recorded $603 interest expense, which has been included as part of advances. Subsequent to May 31, 2005, the Company repaid the $15,752 advances and $670 accrued interest.

         (c) During the 2002 fiscal year the Company provided a loan of $55,300 to a former President of the Company to acquire 87,500 common shares of the Company (the "Loan Shares"). The Company received a promissory note for the loan. The promissory note was non-interest bearing and was repayable either in part or in full as required by the Company upon the disposition of part or all of the Loan Shares. During the 2002 fiscal year the Company received a partial payment of $7,900. During the 2005 fiscal year the Company received $47,400 in full payment of the remaining balance of the loan.

         (d) During the 2003 fiscal year the Company wrote-off $138,319 accounts receivable for unpaid joint interest billings to Halo. During the 2004 fiscal year, the Company negotiated a settlement with Halo and third parties in which it received 15,000 Halo shares and $12,912 cash, recognizing a recovery of $24,162.

7.       INCOME TAXES

         There are no significant reconciling items between losses reported for accounting purposes and losses for tax purposes.

         As at May 31, 2005, the Company has accumulated non-capital losses of approximately $444,000 and cumulative exploration expenses of approximately $30,000 carried forward for Canadian income tax purposes and are available to reduce taxable income of future years. The non-capital losses expire commencing in 2009 through 2015. The cumulative exploration expenses can be carried forward indefinitely.

         Future income tax benefits which may arise as a result of these losses have not been recognized in these financial statements as their realization is unlikely.

                           BARADERO RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003


8.       SEGMENTED INFORMATION

         During the 2004 and 2003 fiscal years, the Company operated in one industry segment, the exploration for and the development of petroleum and natural gas. As at May 31, 2005, the Company only holds corporate assets in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:

                                                                               2005
                                                          -----------------------------------------------
                                                          IDENTIFIABLE                          INCOME
                                                             ASSETS          REVENUES           (LOSS)
                                                               $                $                 $
         Continuing operations - Canada                          86,194                -         (108,742)
                                                          =============    =============    =============

                                                                               2004
                                                          -----------------------------------------------
                                                          IDENTIFIABLE                          INCOME
                                                             ASSETS          REVENUES           (LOSS)
                                                               $                $                 $

         Continuing operations - Canada                         137,713                -          (51,588)
         Discontinued operation - United States                       -           98,904          260,937
         Discontinued operation - Canada                              -                -          (30,191)
                                                          -------------    -------------    -------------
                                                                137,713           98,904          179,158
                                                          =============    =============    =============

                                                                               2003
                                                          -----------------------------------------------
                                                          IDENTIFIABLE                          INCOME
                                                             ASSETS          REVENUES           (LOSS)
                                                               $                $                 $

         Continuing operation - Canada                           59,768                -         (306,587)
         Discontinued operation - United States                  75,650           22,064         (765,894)
                                                          -------------    -------------    -------------
                                                                135,533           22,064       (1,072,481)
                                                          =============    =============    =============


9.       SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash operating and investing activities were conducted by the Company as follows:

                                                                      2005          2004          2003
                                                                        $             $             $
         Operating activity
             Recoveries of other assets                                   -          11,250           -
                                                                   ===========   ===========   ===========
         Investing activity
             Additions to marketable securities                           -         (11,250)          -
                                                                   ===========   ===========   ===========

         Other supplementary cash flow information:

                                                                      2005          2004          2003
                                                                        $             $             $
         Interest paid in cash                                            -             -             -
                                                                   ===========   ===========   ===========
         Income taxes paid in cash                                        -             -             -
                                                                   ===========   ===========   ===========


                           BARADERO RESOURCES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003

10.      SUBSEQUENT EVENTS

         (a) In July 2005, the Company received $21,850 from the exercise of existing stock options to purchase 115,000 common shares of the Company.

         (b) By agreement dated July 20, 2005, the Company has engaged Canaccord Capital Corporation ("Canaccord") as the sponsor of the Company in connection with the Acquisition. Under the arrangement the Company will pay Canaccord a sponsorship fee of $35,000 and a monthly work fee of $5,000 per month commencing September 1, 2005, and thereafter on a monthly basis until such time as Cannacord's services are no longer required.

         (c)      See also Notes 1 and 6(b).

                           BARADERO RESOURCES LIMITED
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                         FOR THE YEAR ENDED MAY 31, 2005


BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at August 11, 2005 and should be read in conjunction with the audited consolidated financial statements and the accompanying notes for the years ended May 31, 2005, 2004 and 2003 of Baradero Resources Limited. (the "Company"). These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at WWW.SEDAR.COM .

COMPANY OVERVIEW

The Company previously was engaged in the acquisition, exploration, development and production of crude oil and natural gas reserves. In March 2004, the Company sold its remaining interests in its oil and gas properties. It subsequently participated in the drilling of an unsuccessful well in Alberta, Canada. On May 31, 2004, the Company abandoned its wholly-owned oil and gas subsidiary, California Exploration Inc. ("CalEx") and no longer holds any oil and gas interest.

Effective June 3, 2004, the Company consolidated its share capital on a 1 new for 4 old basis and changed its name from California Exploration Ltd. to Baradero Resources Limited. Effective November 23, 2004, the Company continued its jurisdiction out of the Yukon Territory and into British Columbia. The Company currently is a reporting issuer in British Columbia and Alberta. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "BRH" and on the OTCBB under the symbol "BRHAF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

The Company has entered into an agreement to acquire 100% of the outstanding common shares of Centrasia Mining Corp. ("Centrasia"), as described below in "Proposed Acquisition".

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

PROPOSED ACQUISITION

Pursuant to a share purchase agreement among the Company, the shareholders of Centrasia (the "Centrasia Shareholders") and Centrasia dated July 25, 2005, (the "Formal Agreement") the Company proposes to acquire Centrasia (the "Acquisition") by way of a share for share exchange between the Company and the Centrasia Shareholders pursuant to which the Company will issue to the Centrasia Shareholders one common share of the Company ("Baradero Share") in exchange for each common share of Centrasia ("Centrasia Share") held and Centrasia will become a wholly-owned subsidiary of the Company. Completion of the Acquisition will result in the Company effectively becoming involved in the acquisition, exploration and development of mineral properties in the Kyrgyz Republic, through Centrasia.

The principal asset of Centrasia is the Marsa Option. On July 8, 2005, Marsa Gold Corp. ("Marsa"), a Kyrgyz limited liability company, granted to Centrasia the right to acquire all of the issued and outstanding shares of Bulakashu Mining

Company Ltd. ("BMC"), a Kyrgyz limited liability company, which is wholly-owned by Marsa. The sole asset of BMC is the BMC Licence which permits the exploration of the Bulakashu Property located in a north central area of the Kyrgyz Republic within the Tien Shan Metallogenic Belt.

Upon  completion  of  the  Acquisition,  the  Company  intends  to  commence  an exploration program on the Bulakashu Property. During the 12 month period following the completion of the Acquisition, the Company intends to complete two phases of exploration. The first phase of exploration is intended to include a complete regional data compilation which is intended to encompass an airborne geophysical survey and historic compilations, geochemical soil survey data and drilling or from within adits. In addition, the Company intends to undertake follow-up exploration at the Bulakashu Property in order to define drill targets for a second phase of development and the evaluation of other gold and copper occurrences on the Bulakashu Property. The Company intends to spend approximately $200,000 on the first phase of exploration during the 12 month period following the completion of the acquisition.

The Acquisition is subject to a number of approvals which must be obtained prior to its implementation, including Company shareholder and regulatory approval. An annual and special meeting of the shareholders is scheduled to be held on September 12, 2005. The management proxy circular is available on the SEDAR website: WWW.SEDAR.COM .

In connection with the Acquisition:

i) the Company intends to complete a private placement of up to 4,375,000 units at a price of $0.20 per unit, each unit consisting of one common share of the Company and one warrant to buy one common share for $0.40 for two years from the closing of the acquisition (the "Closing"). The proceeds of the private placement will be used for, among other things, property payments, the 2005 exploration program on the Bulakashu Gold Property and initial working capital requirements. The private placement is subject to the closing of the acquisition, as well as to the acceptance of the TSXV of the proposed use of proceeds. Up to an additional 1,900,000 units and 100,000 common shares will also be issued to convert $400,000 bridge financing provided to Centrasia;

ii) the Company will replace its current stock option plan with a new plan which will provide for options to purchase up to2,500,000 shares of the Company, being 20% of the Company's issued and outstanding shares as of the effective date of the Acquisition. It is intended to grant options pursuant to this new plan prior to Closing;

iii) a finder's fee of 233,338 shares of the Company is payable in respect of the acquisition at Closing; and

iv) the Acquisition and related matters will constitute a reverse take-over of the Company. There are currently 2,101,523 shares of the Company outstanding. At Closing, there will be 12,409,961 shares of the Company outstanding.


--------------------------------------------------------------------------------
Baradero Resources Limited - MD&A
For the year ended May 31, 2005                                           Page 2

SELECTED FINANCIAL DATA

The financial information for the 2004 and prior fiscal years include the accounts of the Company and the operations of CalEx to May 31, 2004. Effective May 31, 2004, the Board of Directors of the Company determined to abandon CalEx. The Company no longer accounts for the activities of CalEx.

The following selected financial information is derived from the audited annual consolidated financial statements of the Company prepared in accordance with Canadian GAAP.

                                                             YEARS ENDED MAY 31,
                                                      2005          2004          2003
                                                       $             $             $
OPERATIONS:

Oil and gas revenues                                      -        98,904        22,064
Interest and other income                            54,288         4,099        11,590
Income (loss)                                      (108,742)      179,158    (1,072,481)
Basic and diluted income (loss) per share             (0.06)         0.09         (0.56)
Dividends per share                                       -             -             -

BALANCE SHEET:

Working capital                                      20,536        96,135      (173,391)
Total assets                                         86,194       137,713       135,533
Total long-term liabilities                          70,000       127,548        99,548

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.

                                  --------------------------------------    ---------------------------------------
                                             FISCAL 2005                                FISCAL 2004
                                  --------------------------------------    ---------------------------------------
                                  MAY 31    FEB. 28    NOV. 30   AUG. 31    MAY 31     FEB. 29   NOV. 30    AUG. 31
                                     $         $          $         $          $          $         $          $
                                  --------------------------------------    ---------------------------------------
OPERATIONS:

Oil and gas revenues                    -         -          -         -     35,014     27,686    21,920     14,284
Net income (loss)                  34,234   (74,562)   (70,463)    2,049    199,353    (21,354)   (1,451)     2,610
Basic and diluted earnings
    (loss) per share                 0.02     (0.04)     (0.04)     0.00       0.10      (0.01)    (0.00)      0.00
Dividends per share                     -         -          -         -          -          -         -          -

BALANCE SHEET:

Working capital (deficiency)       20,536    79,904     56,409    96,456     96,135   (192,395) (167,765)  (172,463)
Total assets                       86,194   103,798     96,723   133,509    137,713    139,205   140,756    138,441
Total long-term liabilities        70,000    90,072    123,000   123,000    127,548    102,548   102,548     99,548
                                  --------------------------------------    ---------------------------------------

RESULTS OF OPERATIONS

During the year ended May 31, 2005, ("Fiscal 2005") the Company reported a loss of $108,742, an increase in loss of $287,900 compared to an income of $179,158 for the year ended May 31, 2004 ("Fiscal 2004"). The increase in loss was attributed primarily to the cessation of the Company's oil and gas operations, in Fiscal 2004, resulting in a gain of $204,770 on the abandonment of the Company's subsidiary, California Exploration Inc. in Fiscal 2004, and the recognition in Fiscal 2005 of $30,180 of non-cash stock-based compensation.

Oil and gas sales for Fiscal 2004 was $98,904. Revenues from oil and gas sales in Fiscal 2004 were generated from the West Ranch Field well. Production costs of $28,741 were incurred and depletion of $13,996 and an impairment charge of $30,191 was recorded for 2004. Effective March 1, 2004, the Company sold its interest in the West Ranch Field well.

General and administration costs increased by $48,789, from $79,849 in Fiscal 2004 to $128,638 in Fiscal 2005. The increase in costs in 2005 was partially attributable to an increase in accounting, administration and management services provided by Chase Management Ltd. ("Chase"), a private company owned by Mr. DeMare, and the services of Mr. DeMare as President of the Company. Chase is currently paid a base amount of $5,000 per month, of which $3,000

--------------------------------------------------------------------------------
Baradero Resources Limited - MD&A
For the year ended May 31, 2005                                           Page 3
relates to the accounting, administration and management services provided by Chase personnel, exclusive of Mr. DeMare, and $2,000 relates to Mr. DeMare's services as the President of the Company. In Fiscal 2005, the Company was charged $69,325 by Chase, compared to $38,800 in 2004. General legal costs also increased $30,889, from $5,880 in Fiscal 2004 to $36,769 in Fiscal 2005, due to costs associated with the proposed acquisition of Centrasia.

During Fiscal 2005, the Company sold certain of its marketable securities, for total proceeds of $59,014, recognizing a gain of $35,153. The Company also received $14,250 from the exercise of stock options, $70,000 share subscriptions on the proposed $875,000 private placement of common shares, and a further $47,400 from the repayment of a loan which had been provided to a former President of the Company.

In April 2005, the Company advanced $25,000 to Centrasia.

FINANCIAL CONDITION/CAPITAL RESOURCES

With the sale of its remaining oil and gas properties in March 2004, the Company does not have any ongoing revenues. The Company has relied on the sale of its marketable securities, advances from related parties and exercises of options to provide funds for working capital purposes. The Company will require significant equity financing to complete its proposed Acquisition of Centrasia, to conduct exploration on the Bulakashu Property and to meet ongoing corporate overhead. The Company may incur significant costs to complete the Acquisition. There are no assurances that the Company will be able to complete the required financings or receive the necessary approvals to complete the Acquisition of Centrasia.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

As described in "Proposed Acquisition", the Company has entered into an agreement to acquire Centrasia and proposes to conduct a private placement. If completed, the acquisition will be treated for accounting purposes, as a reverse take- over and the financial statements will reflect a continuation of the legal subsidiary, Centrasia, not the Company, the legal parent. Particulars of the transaction contemplated under the Acquisition and corporate and financial information of Centrasia and BMC are provided in the management information circular, dated August 11, 2005, and is available on the SEDAR website:
WWW.SEDAR.COM .

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Notes 2 and 3 to the May 31, 2005 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

There were no changes in accounting policies adopted by the Company during the year ended May 31, 2005.

TRANSACTIONS WITH RELATED PARTIES

(a) During the 2005 fiscal year the Company was charged a total of $69,325 for accounting, administration, management and consulting services provided by the former President of the Company and by a company controlled by the current President of the Company. As at May 31, 2005, $2,654 remained unpaid.

(b) The Company has received ongoing advances from a private corporation owned by the current President of the Company. Commencing December 31, 2004, the Company agreed to pay interest on the advances at an annual interest rate of Bank Montreal prime rate less 1%. Prior to December 1, 2004, no interest was charged on the advances. During the 2005 fiscal year the Company recorded $603 interest expense, which has been included as part of advances. Subsequent to May 31, 2005, the Company repaid the $15,752 advances and $670 accrued interest.

--------------------------------------------------------------------------------
Baradero Resources Limited - MD&A
For the year ended May 31, 2005                                           Page 4

(c) During the 2002 fiscal year the Company provided a loan of $55,300 to a former President of the Company to acquire 87,500 common shares of the Company (the "Loan Shares"). The Company received a promissory note for the loan. The promissory note was non-interest bearing and was repayable either in part or in full as required by the Company upon the disposition of part or all of the Loan Shares. During the 2002 fiscal year the Company received a partial payment of $7,900. During the 2005 fiscal year the Company received $47,400 in full payment of the remaining balance of the loan.

INVESTOR RELATIONS ACTIVITIES

The Company did not engage any outside consultants to provide investor relations activities during the year ended May 31, 2005.

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at August 11, 2005 there were 2,101,523 issued and outstanding common shares and no stock options or warrants were outstanding.

--------------------------------------------------------------------------------
Baradero Resources Limited - MD&A
For the year ended May 31, 2005                                           Page 5

                 FORM 52-109F1 CERTIFICATION OF ANNUAL FILINGS


I, Nick DeMare, President and Chief Executive Officer of Baradero Resources Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Baradero Resources Limited (the issuer) for the period ending May 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

         (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:   August 15, 2005


/s/ NICK DEMARE
----------------------------
Nick DeMare, President & CEO

                 FORM 52-109F1 CERTIFICATION OF ANNUAL FILINGS


I, Nick DeMare, a Director of Baradero Resources Limited and performing similar functions to that of a Chief Financial Officer, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Baradero Resources Limited for the period ending May 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

         (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:   August 15, 2005


/s/ NICK DEMARE
---------------------
Nick DeMare, Director